Exhibit 4xx

18 October 2002

Employment Contract

Mr Jan Jorgensen

8 Stanton Street

Safety Bay WA 6169

Dear Jan,

Appointment – Project Manager

It is with pleasure that we offer you the position of Project Manager at our Pearl Farm site in Indonesia.

We set out your employment terms and conditions below:

1.	Responsibilities

You will be responsible to the Managing Director in accordance with the job description attached.

2.	Term of Contract

This Contract will commence on 5th November 2002 (or from the date that you depart Australia to commence your responsibilities for this position). This contract is for a minimum term of 2 years subject to clause 9 of this contract.

3.	Remuneration Package

You will be paid a net (after tax) salary of Aus$103,500 per annum, payable monthly in arrears. Any payments you wish us to make (for example to a superannuation fund) will be deducted from your net salary. Your basic wage will be subject to annual review.

4.	Additional Entitlements

4.1	On-site furnished accommodation including provision of food, electricity, water etc.

4.2	An allowance of $8,700 is provided and is to be used for travel and accommodation to and from site and for services such as telephone whilst at site. This allowance does not accrue to the employee and can only be accumulated for 12 months.

4.3	Cost of all medical expenses associated with working in Indonesia.

4.4	All costs associated with work permits and entry visas into Indonesia.

4.5	Travel, Medical and Evacuation, and Loss of Income insurances.

5.	Taxation

The Company will attend to and pay all taxes on your behalf in Indonesia. As your salary is net of tax you will not have to concern yourself with tax issues. You will be required to adhere to tax regulations in Indonesia including the lodgment of a tax return which will be prepared by the company. It is your responsibility to address any tax issues relating to your personal circumstances in Australia or elsewhere.

6.	Leave entitlement

Expatriate staff are entitled to 80 days per annum away from site at a time that is mutually convenient to the Company and the employee. Leave will commence from the day that you leave site and end on the day that you return to site.

Paid sick leave will be granted as required but shall not exceed 30 days per annum. After 30 days sick leave the employer may terminate this contract. Contract renewal maybe negotiated when illness is overcome. Sick leave does not accrue from year to year.

6.	Confidentiality

You must not, except in the proper performance of your duties, disclose to any person (and must use your best endeavours to prevent the publication or disclosure to any person) any trade secret or other confidential information concerning the Company’s operations.

The contents of this contract are also considered confidential and likewise you must not disclose any detail to any person except in the proper performance of your duties.

7.	Notice

It is the intention of the parties that this contract be for a period which expires no sooner than 2 years from the commencement date. Notwithstanding, three (3) months written notice must be given by one party to the other party in order to terminate this contract.

We take this opportunity of extending a warm welcome to you on your return to the Company.

If you are in agreement with the above terms and conditions please sign the copy of this letter and return it to us.

Yours sincerely	Terms and Conditions Accepted

/s/ Joseph Taylor	/s/ Jan Jorgensen
Joseph Taylor Managing Director	Jan Jorgensen

Project Manager

Responsible to: Managing Director

Job Description:

The Project Manager is responsible for the efficient operation of the Indonesian project and has the following responsibilities.

1.	Implementing planning related to project development.

2.	Maintaining quality assurance at all stages of project development and ensuring the implementation of best practice pearl farming.

3.	Ensuring that the specified production targets are met within the constraints of budget.

4.	Directing on site management staff.

5.	Reporting and liaison with the Managing Director.

6.	Assisting in the preparation of yearly budgets.

7.	Preparing monthly funding requests.

8.	Staff training, development and retention of key staff.

9.	Staff discipline.

10.	Assisting management in understanding the language and culture of Indonesia.

11.	Community and government relations (in conjunction with the Administration Manager)

12.	Keeping abreast of developments in pearling and aquaculture generally that may be of benefit to the project.

13.	Any other specific tasks as directed by the Managing Director or Board of Directors.

The focus of the Project Manager is the efficient and harmonious operation of the project for production of best quality pearls. In carrying out the above, the Project Manager will endeavour to work with all staff in a manner that encourages high performance, enjoyment of the work and minimal misunderstanding or conflict. The Project Manager is ultimately responsible for resolving staff problems and will be available to assist other management staff when and where required. The Project Manager will make every effort to ensure good communications is maintained with all staff and will undertake to assist junior managers in their efforts to understand the culture and language of Indonesia.

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